

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2013

Via E-mail
Harry T. Hawks
Executive Vice President and Chief Financial Officer
K12 Inc.
2300 Corporate Park Drive
Herndon, VA 20171

> **Re:** **K12 Inc.**
> **Form 10-K for the Year Ended June 30, 2012**
> **Filed September 12, 2012**
> **Response dated March 20, 2013**
> **File No. 001-33882**

Dear Mr. Hawks:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

Academic Performance, page 10

1. Your response to comment 1 from our letter dated February 21, 2013 indicates that, while not a determinative factor in and of itself, AYP results is one of a handful of factors considered by states in determining whether to grant or revoke a school charter. Your response also notes that due to the unique nature of your schools it may be more difficult for your schools to satisfy state proficiency tests like AYP. In addition, you disclose on page 33 that "if a school experiences repeated poor standardized test results, the NCLB and many state accountability systems require that a series of escalating remediation actions must be taken at the school, ultimately leading to closure of the school if the remediation actions are not successful." This information suggests that performance on

standardized tests could materially impact your business. Therefore, please disclose the academic performance of your students under state proficiency tests and the Adequate Yearly Progress requirements of the No Child Left Behind Act.

Exhibit Index, page 123

2. In your letter dated January 13, 2011, you indicated that you did not expect to continue to derive a material portion of total revenues from your contract with Agora Cyber Charter School. We note however, that in fiscal 2012 you derived approximately 25% of total revenues from your contracts with Agora Cyber Charter School (13%) and Ohio Virtual Academy (12%). Please file these agreements as exhibits or provide an analysis of why you are not substantially dependent on the contracts. See Item 601(b)(10)(ii) of Regulation S-K. In this regard, we note the risk factor titled "We generate significant revenues from two virtual public schools, and the termination, revocation, expiration or modification of our contracts with these virtual public schools could adversely affect our business, financial condition and results of operation." If you believe that your service agreements contain confidential information, please note that you may file a separate request for confidential treatment under Exchange Act Rule 24b-2 for those discrete portions of the contract.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs, Special Counsel, at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail to
        William P. O'Neil, Esq.
        Latham & Watkins LLP